Scheichet & Davis, P.C.
                                Counselors at Law
                          767 Third Avenue - 24th Floor
                               New York, NY 10017
                                 (212) 688-3200
                               Fax: (212) 371-7634

                                                                   July 14, 2005

David DiGiacomo
United States Securities and
Exchange Commission
Mail Stop 3-08
450 Fifth Street
Washington, D.C.  20549

      Re: Janel World Trade, Ltd. Form 10-K for the Fiscal Year
          Ended September 30, 2004, Filed December 28, 2004,
          File No. 333-60608; Form 10-Q for the Quarterly Period Ended December 31, 2004, Filed February 17, 2005

Dear Mr. DiGiacomo:

      I am the attorney for Janel World Trade, Ltd. (the "Company"). This letter is in response to your May 5, 2005 letter (the "Reply") regarding our April 26, 2005 response to your March 22, 2005 comment letter regarding certain elements of the Company's Form 10-K Report for its fiscal year ended September 30, 2004.

             Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Financial Statements of Operations

Note 1 - Summary of Significant Accounting Policies

      Revenue Recognition

      1. The following discussion is provided supplementally, and is the Company's analysis under EITF 99-19 supporting its determination to record the freight consolidator revenues on a gross basis, and certain other revenues on a net basis.

      The services rendered by a freight consolidator generally comprise any or all of the following:

      A.    Arrangements with truckers to pick up the freight from the customer.
      B.    Arrange with airlines or ocean shippers to carry the freight.
      C. Ancillary payments, such as messenger and inspection services and other charges.

      In addition to the services rendered above, when the Company furnishes customs brokerage services, it also pays Customs duty on behalf of its customers.

      The business operations of a freight consolidator revolve around the concept that a large shipper of freight can obtain better rates from an airline or shipping company than a small shipper. A freight consolidator will accumulate numerous shipments from smaller customers and combine them into a larger shipment. As a result, the customer gets a lower price than it would otherwise be able to negotiate, and the freight consolidator can make a larger profit.

      The only profit that the Company earns by arranging air or ocean freight is the difference between its cost paid to the airline or steam ship line, and the amount billed to its customer. The amount paid to the airline or steam ship line varies from provider to provider, and from freight consolidator to freight consolidator, based upon individually negotiated deals. The Company does not receive a fee or commission directly from its customer, other than a nominal service fee.

      In substantially all cases, the Company has a significant credit risk in dealing with its customers, as it must pay for all the services rendered upon the furnishing of the services, while the Company offers most of its customers 30 day payment terms.

      The Company is the only party dealing with the providers of any of the services referred to above and is solely responsible for paying those providers. The Company charges its customers more than its direct costs of providing the service in all cases, except for Customs duty payments, where mark-up is prohibited by law.

      Paragraph 3 of EITF 99-19 lists factors to be considered in determining whether revenues should be reported gross or net. Although the Company is not a principal in the underlying transaction, it does provide substantial services to the principal. The Company does not have title to merchandise being shipped, but it does take physical possession of the merchandise and assumes the inventory risk of loss or destruction. In addition, and as referred to above, the Company does have significant credit risk which is usually far in excess of the amount being earned on any transaction. The Company has a line of credit with its bank which gives it the ability to pay its suppliers in a timely manner, while offering 30 day terms to its customers.

      Paragraphs 7 through 14 of EITF 99-19 furnish indicators of gross revenue reporting. The Company has latitude in establishing the price of its service within normal economic constraints. As discussed above, the Company:

      (a) negotiates both the amount paid to its supplier and the amount charged to its customer (see paragraph 9 of EITF 99-19);

      (b) performs part of the service related to the merchandise by arranging all aspects of the shipments (see paragraph 10 of EITF 99-19);

      (c) has discretion in selecting its suppliers or service providers within reason as it can select the trucking company, airline or steamship company (see paragraph 11 of EITF 99-19);

      (d) has the risk of physical loss of inventory once it or its agent takes possession of the merchandise (see paragraph 13 of EITF 99-19); and

      (e) has significant credit risks as discussed above (see paragraph 14 of EITF 99-19).

      As discussed above, the amount the Company earns is not fixed, and depends solely on the negotiated arrangements between the transporters and the Company and its customer (see paragraph 16 of EITF 99-19). The Company clearly has a substantial credit risk (see paragraph 17 of EITF 99-19).

      2. Freight consolidation revenues are realized when the customer's merchandise is tendered to the direct carrier, as this is the final service the Company renders. In the opinion of the Company's auditors, this satisfies the four criteria of Section A. 1. of SEC Staff Accounting Bulletin - Topic 13. Persuasive evidence of an arrangement exists as the customer has assigned the shipment to the Company. Delivery of the merchandise, which as stated above is the final service the Company renders, has occurred. The price is determined and agreed-to between the Company and its customer. Collectibility is reasonably assured, as the Company has experienced minimal bad debt history.

ACCOUNTING POLICY DISCLOSURE

      Revenues include freight consolidation revenues earned from airfreight and ocean freight services. The services rendered by a freight consolidator generally include any or all of the following services:

      A.    Arrangements with truckers to pick up the freight from the customer.
      B.    Arrange with airlines or ocean shippers to carry the freight.
      C. Ancillary payments, such as messenger and inspection services and other charges.

      In addition to the services rendered described above, when the Company furnishes Customs brokerage it also pays import duty on behalf of its customers.

      Air freight revenues include the charges to the Company from the airlines, trucking companies etc. for carrying the shipments when the Company acts as a freight consolidator. Ocean freight revenues include the charges from the steamship lines, trucking companies etc. for carrying the shipments when the Company acts as a non-vessel operating common carrier (NVOCC). In each case the Company is acting as an indirect carrier. When acting as an indirect carrier, the Company will issue a House Airway Bill (HAWB) or a House Ocean Bill of Lading (HOBL) to customers as the contract of carriage. In turn, when the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments.

      Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues an HAWB or an HOBL are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at the same time. Custom brokerage revenues include all charges to the Company for clearing the shipment through customs and are recognized upon completion of the services rendered.

Note 8 - Stockholders' Equity

      3. With respect to the Company's authorization of the July 22, 2002 transaction in which 1,800,000 shares of the Company's unregistered common stock was sold to employees for a price of $.01 per share, the Company will revise its estimation of the fair value of the restricted stock issuance as described below.

      The assumptions used and the basis for those assumptions, are as follows:

      A. There had been no active trading market for the Company's shares of common stock at the time of the authorization of the transaction.

      B. The transaction was intended to be an incentive for employee performance in the expectation that the Company's future financial results would improve over time and would result in an increase in the market value of its shares of common stock.

      C. The Company's June 30, 2002 financial statements reported earnings per share of $.00429 and $.00289, respectively, for the nine and three month periods then ended.

      D. At the time of the transaction a reasonable price per share multiple would not exceed 10 times earnings in a liquid market, given the very low margins generated by the Company's business at the time, as compared to the far more substantial margins generated by the business of freight logistics businesses, such as Expeditors International of Washington, Inc. (symbol: EXPD) and the Company's most comparable competitor, Target Logistics, Inc. (symbol: TARG).

            Janel, with approximately $40mm of annual revenues and 15,000,000 shares outstanding, had margins of 13% and 11%, respectively, for the nine-month and three-month periods. Expeditors, with approximately $536mm of annual revenues, had margins of 30% and 29%, respectively, for the same nine-month and three-month periods. Target, with approximately $93mm of annual revenues and 12,179,000 shares outstanding, had margins of 32% for its fiscal year end of June 30, 2002 and 31% for its first quarter ended September 30, 2002. Target's stock during the period of June 30, 2002 to September 30, 2002 was priced from a high bid of $.49 per share to a low bid of $.14 per share. During the thinly traded July 19 - August 15, 2002 period, it was between $.30 and $.16 per share, mostly at $.18
            - $.16.

      E. At the Company's fiscal year end of September 30, 2002, it reported a loss per share of $.0077, and a book value of $.15 per share.

      F. The Company believes that the apparent pricing of its shares in the over-the-counter market in July, August and September 2002 was more likely than not the result of manipulative activities related to the efforts of persons holding the shares of Wine Systems Design, Inc. (the public company into which Janel merged as in reverse acquisition transaction), approximately 28% of the post-acquisition issued and outstanding shares, in an effort to profitably dispose of their shares in the wake of the reverse acquisition. This assumption is based upon the initial post-transaction bid price quotation of $4.00 per share (an absurd P/E of appx. 1,000), with a subsequent sale of 4,700 shares on July 25, 2002 at $3.75 per share (an equally absurd price), followed by weeks of additional transactions at declining prices to $1.00 per share (P/E appx. 250) and below.

      The Company believes that the market activity in and around the time of the transaction had no reasonable relationship to "fair market value," because it was initiated by blatant over-pricing which was unrelated to a fair market. The Company's annual revenues have since increased to approximately $70mm with earnings of $.015 per share, and a very recent 8-K filing discloses an agreement for an acquisition which appears likely to significantly increase net income, yet the market price remains in a range of $.30 to $.45 per share.

      The Company has concluded that in view of (a) the unreliability of the market of July - September 2002 as an indicator of fair value, (b) its very low margins before, during and after the period of the transaction, (c) its reported earnings per share during that period of $.00429 and $.00289 per share, and (d) its fiscal year end September 30, 2002 earnings per share of $.0077, the most appropriate indicator of a revised estimate of fair value would be the Company's book value at fiscal year end of $.15 per share.

      The Company has decided that the compensation expense it will record during the period should total $252,000, reflecting the $.14 spread between the price paid by the purchasing employees, and its revised estimate of value.

      The Company expects to file its amended Form 10-K/A for the fiscal year ended September 30, 2004 on or before the seventh business day after it has been advised that the staff has completed its comments with respect to these issues, and will thereafter make appropriate adjustments to its filings.

      The Company's management appreciates the attention and cooperation of the staff with regard to this matter, and looks forward to any additional staff comments or concerns as soon as possible.

                                                      Very truly yours,

                                                      SCHEICHET & DAVIS, P.C.

                                                      /s/ William J. Davis


cc:      James N. Jannello, CEO
         Janel World Trade Ltd.

         Brian Serotta and Robert Nowakoski,
         Paritz & Company, P..A.